VIA EDGAR

May 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re: Kochav Defense Acquisition Corp.

Registration Statement on Form S-1

Submitted April 25, 2025

CIK No. 0002053799

Dear Ms. Gama and Ms. Crotty:

Kochav Defense Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 2, 2025 (“Comment Letter”) relating to the Registration Statement on Form S-1, submitted by the Company with the Commission on April 25, 2025 (“Registration Statement”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

General

1.	We note your response to our prior comment 2 and the removal of the $5 million net tangible asset reference, which is also not discussed elsewhere in the prospectus. Please revise the cover page to clearly state that the company is registering a bona fide firm commitment offering with an amount of proceeds sufficient to ensure that its net tangible assets will exceed $5 million. Otherwise, please revise your disclosure throughout the prospectus to state that Rule 419 may apply and in what circumstances such would be the case.

Response: The Company acknowledges the comments of the Staff and has added disclosure to the cover page and revised the risk factor disclosure on page 55 of the Amendment No. 1.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Menachem Shalom
Menachem Shalom, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP